UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell announces Executive Committee changes

21 MAR 2023

After 33 years of service with Shell, Harry Brekelmans will step down from his role as Projects & Technology Director, a position he has held for almost nine years, effective 30 June 2023. Robin Mooldijk, currently Executive Vice President (EVP) Chemicals & Products, will be appointed Projects & Technology Director, effective 1 July 2023.

And following more than 33 years of service with Shell, Donny Ching will step down from his role as Legal Director, a position he has held for just over nine years, effective 30 June 2023. Philippa Bounds, currently General Counsel, Trading & Supply, will be appointed Legal Director, effective 1 July 2023. Shell CEO Wael Sawan said: “Harry and Donny have both had long and distinguished careers in Shell, and I wish them all the best for the future.

“Harry was instrumental in improving project and well delivery in Shell, and in developing Shell’s sustainability and carbon ambitions. He launched the Technology Centre in Bangalore, transformed its equivalent in Amsterdam, and has been a powerful advocate for safety, technology and innovation across the company.

“Donny’s commitment to the highest standards of transparency on ethics and compliance has been outstanding, as has his work on many important legal cases involving Shell. He’s a true champion of our people, of DE&I, and of developing talent across the globe – he has helped to make Shell a truly better place to work.

“I’d like to welcome Robin and Philippa to the Executive Committee. They have important roles to play as we build our new top team to deliver our Powering Progress strategy through providing the energy the world needs, now and in the future, purposefully and profitably.”

Enquiries

UK / International Media Relations: +44 20 7934 5550

Notes to editors

Harry Brekelmans joined Shell in 1990 and has held various leadership positions in Exploration and Production, Internal Audit, and Group Strategy and Planning. From 2011 to 2013, he was Country Chair Russia and EVP for Russia and the Caspian region. Before becoming P&T Director in late 2014, he was EVP for Upstream International Operated, based in the Netherlands.

Donny Ching joined Shell Australia in 1989, moving to Hong Kong and later to London. He was appointed Head of Legal for Shell Singapore in 2008, having earlier moved there as Associate General Counsel for Gas & Power in Asia-Pacific. Prior to becoming Legal Director, he was General Counsel for Projects & Technology, based in the Netherlands.

Robin Mooldijk began his career with Shell in 1991 in the Koninklijke Shell Laboratory Amsterdam and has held a range of key leadership roles in Chemicals and Refining, Manufacturing and Supply, in the Netherlands, South Africa and USA. He is currently EVP Chemicals and Products. Robin is a Dutch national and in his new role will continue to be based in The Hague, Netherlands.

Philippa Bounds began her career in 1996 in private practice (Shearman & Sterling, Simmons & Simmons). She joined Shell in 2005 and has held key Legal roles in Gas and Power, Global Procurement and Information Technology, Integrated Gas and Trading and Supply in The Netherlands, the UK and Singapore. Philippa, a British national, is currently General Counsel for Shell's Trading and Supply businesses, and in her new role will continue to be based in London, UK.

Cautionary note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2022 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, 21 March 2023. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon intensity

Also, in this announcement we may refer to Shell’s “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 22, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary